January 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:                    Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:                               MWI Veterinary Supply, Inc.

Schedule 14D-9 filed January 26, 2015

SEC File No. 5-81369

Dear Ms. Chalk:

MWI Veterinary Supply, Inc. (the “Company”) confirms receipt of the letter dated January 27, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 14D-9.  In response to the Staff’s comments, the Company acknowledges that:

(1)                                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MWI VETERINARY SUPPLY, INC.

By:	/s/ Jeremy C. Ouchley
Name:	Jeremy C. Ouchley
Title:	Vice President and General Counsel

cc: Stephen M. Leitzell, Dechert LLP

your practice • your success • our goal

3041 W Pasadena Dr, Boise, ID 83705 • (800) 824-3703 • www.mwivet.com